UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-42775

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) Plan as Adopted by Avidia Bank

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avidia Bancorp, Inc.

42 Main Street

Hudson, Massachusetts 01749

Table of Contents

401(k) PLAN AS ADOPTED BY AVIDIA BANK

Financial Statements and Supplemental Schedule

Years Ended December 31, 2025 and 2024

The following financial information is submitted herewith:	Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024	3

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025	4

Notes to Financial Statements	5

Supplemental Schedule*:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025	15

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee

401(k) Plan as Adopted by Avidia Bank

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan as Adopted by Avidia Bank (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Audit Committee

401(k) Plan as Adopted by Avidia Bank Page 2

Supplemental Information

The supplemental schedule of assets (held at end-of-year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2025.

Portland, Maine

June 26, 2026

401(k) PLAN AS ADOPTED BY AVIDIA BANK

Statements of Net Assets Available for Benefits

	At December 31,
	2025	2024
ASSETS
Investments:
Investments, at fair value	$58,551,682	$48,477,615
Investments, at contract value	2,485,328	-
Total investments	61,037,010	48,477,615

Receivables:
Notes receivable from participants	732,792	732,029
Total receivables	732,792	732,029

Net assets available for benefits	$61,769,802	$49,209,644

The accompanying notes are an integral part of these financial statements.

401(k) PLAN AS ADOPTED BY AVIDIA BANK

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2025
Additions to net assets attributed to:
Investment income:
Dividends and interest from investments and notes receivable from participants	$244,714
Net appreciation in fair value of investments	10,487,863
Total investment income	10,732,577

Contributions:
Employer	1,217,244
Participants	2,278,229
Rollover	4,072,214
Total contributions	7,567,687

Total additions	18,300,264

Deductions from net assets attributed to:
Benefits paid to participants	5,729,172
Administrative fees	10,934
Total deductions	5,740,106

Net increase in net assets available for benefits	12,560,158
Net assets available for benefits
Beginning of year	49,209,644
End of year	$61,769,802

The accompanying notes are an integral part of these financial statements.

401(k) PLAN AS ADOPTED BY AVIDIA BANK

Notes to Financial Statements

December 31, 2025 and 2024

1. Description of Plan

The following description of the 401(k) Plan as Adopted by Avidia Bank (“the Plan”) (formerly the SBERA 401(k) Plan as Adopted by Avidia Bank) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Avidia Bank and subsidiaries (the “Bank” or the “Plan Sponsor”), who have attained age 18 and have completed one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Principal Life Insurance Company and Delaware Charter Guarantee and Trust Company d/b/a Principal Trust Company are the Custodians and Trustees of the Plan. Prior to April 14, 2025, the Plan was part of the Savings Banks Employees Retirement Association ("SBERA") Common Collective Trust ("the Trust"). Effective April 1, 2025, the Plan Sponsor changed the name of the Plan from the SBERA 401(k) Plan as Adopted by Avidia Bank to the 401(k) Plan as Adopted by Avidia Bank and, on April 14, 2025, the Plan transferred the assets and related participant account balances from the Trust to the Custodians and Trustees.

All assets acquired under this Plan as a result of participant and Bank contributions, income and other additions will be administered, distributed, forfeited, and otherwise governed by the provisions of this Plan. The Plan assets are currently invested in various investment options offered through Principal Financial Group and its member companies (“Principal”).

Contributions

Participants may contribute to the Plan a percentage of their annual compensation on a pre-tax or after-tax Roth basis as defined in the Plan, up to 75% of eligible compensation, subject to the Internal Revenue Code (IRC) limitations. Participants who have attained age 50 before the end of the Plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank makes a safe harbor matching contribution equal to 100% of eligible participant deferrals, up to 5% of each participant’s eligible compensation contributed to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Bank matching contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are 100% vested in all contributions plus actual earnings thereon.

401(k) PLAN AS ADOPTED BY AVIDIA BANK

Notes to Financial Statements (continued)

December 31, 2025 and 2024

1. Description of Plan (continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes are required to be repaid within 5 years unless the note is to be used for the purchase of a primary residence and such loan term shall be a period consistent with commercial home loan practices. Participants may have up to two loans outstanding at any time. The notes are secured by the balance in the participant’s account and bear interest at a rate based on the rates available for similar loans from commercial lending institutions. The loan administrator periodically examines the rates such lenders are using. Once a loan is granted, the interest rate on that loan will not change. Principal and interest is paid ratably through payroll deductions if available.

Payment of Benefits

Upon termination of service due to death, disability, normal retirement, or attaining age 59½, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in their account, annual installments, or defer distribution until a later date. If the vested portion of a participant’s account balance is $1,000 or less, and the participant does not provide alternative instructions to the Plan Sponsor, this amount is paid as a lump sum distribution as soon as possible following termination, retirement, disability, or to the beneficiary following death. Participants may request a benefit payment in the case of financial hardship, subject to certain limitations as defined by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

401(k) PLAN AS ADOPTED BY AVIDIA BANK

Notes to Financial Statements (continued)

December 31, 2025 and 2024

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value, except for the group annuity contract which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation in fair value includes the Plan's gains and losses on investments purchased and sold as well as held during the year. See Note 3 for discussion of fair value measurements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Benefits Paid

Benefits are recorded when paid.

Administrative Expenses

The Plan’s expenses are paid either by the Plan or the Bank, as provided by the Plan document. Expenses that are paid directly by the Bank are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net assets available for benefits. In addition, certain investment-related expenses are included in net appreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

401(k) PLAN AS ADOPTED BY AVIDIA BANK

Notes to Financial Statements (continued)

December 31, 2025 and 2024

3. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, are described as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following is a description of the valuation methodologies used for assets measured at fair value.

Pooled separate accounts (“PSA”): Valued daily based on the market value of the underlying net assets in each separate account. The majority of the underlying net assets have observable Level 1 and/or 2 quoted pricing inputs which are used to determine the unit value of the PSA which is not publicly quoted. These PSAs are classified as Level 1. The redemption frequency of each of these PSAs is daily, and there are no redemption restrictions.

401(k) PLAN AS ADOPTED BY AVIDIA BANK

Notes to Financial Statements (continued)

December 31, 2025 and 2024

3. Fair Value Measurements (continued)

Collective investment trusts ("CIT"): Prior to April 14, 2025, the CITs were valued at either the closing price reported on the active market on which the individual securities are traded or valued at the net asset value ("NAV") of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value or is a readily determinable fair value and is the basis for the current transactions. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Trust to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the Trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Effective April 14, 2025, the CITs include the Principal Lifetime Hybrid CITs. Principal Lifetime Hybrid CITs invest in a collective trust fund as well as a variety of separate accounts and mutual funds that seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor with a specific target retirement date. Principal Lifetime Hybrid CITs are valued at NAV per unit held by the Plan at year-end as reported by Principal, which is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions may occur daily.

If the Plan were to initiate a full redemption of the CIT, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities' liquidations will be carried out in an orderly business manner.

Self-directed brokerage accounts: Actively traded money market funds are measured at NAV and classified as Level 1. The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.

Marketable equity securities: Valued at the closing market price as of the last trade date of the year. Marketable equity securities include shares of Avidia Bancorp, Inc. common stock.

Certificates of deposit: Certificates of deposit are measured at amortized cost, which approximates fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Trust are deemed to be actively traded.

401(k) PLAN AS ADOPTED BY AVIDIA BANK

Notes to Financial Statements (continued)

December 31, 2025 and 2024

3. Fair Value Measurements (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
December 31, 2025
Pooled separate accounts	$32,262,016	$-	$-	$32,262,016
Collective investment trusts	15,834,329	-	-	15,834,329
Self-directed brokerage accounts	1,139,277	-	-	1,139,277
Marketable equity securities	9,316,060	-	-	9,316,060
Total assets at fair value	$58,551,682	$-	$-	$58,551,682

The following table sets forth by level, within the fair value hierarchy, the Trust’s assets at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
December 31, 2024
Certificates of deposit	$9,009,306	$-	$-	$9,009,306
Collective investment trusts	172,509,488	-	-	172,509,488
Marketable equity securities	252,509,360	-	-	252,509,360
Mutual funds	150,095,062	-	-	150,095,062
Self-directed brokerage accounts	320,467	-	-	320,467
Investments measured in the fair value hierarchy	584,443,683	-	-	584,443,683
Investments measured at NAV (a)	-	-	-	1,448,474,544
Total investments, at fair value	$584,443,683	$-	$-	$2,032,918,227
a)
In accordance with FASB ASC 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no transfers to or from Levels 1, 2, and 3 during the years ended December 31, 2025 and 2024.

401(k) PLAN AS ADOPTED BY AVIDIA BANK

Notes to Financial Statements (continued)

December 31, 2025 and 2024

3. Fair Value Measurements (continued)

Investments Measured Using the NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2024. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Trust.

	Fair Value 2024	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Collective investment trusts:
Equity	$690,994,086	$-	Daily	1 to 2 Days
Diversified	215,548,010	-	Daily	1 to 2 Days
Fixed income	351,968,282	-	Daily	1 to 2 Days
International equities	175,120,739	-	Daily	1 to 10 Days
Hedge funds:
Multi-strategy (a)	307,794	-	Quarterly	90 Days
Global opportunities (b)	2,513,319	-	Quarterly	90 Days
Private investments (c)	12,022,314	-	Quarterly	90 Days
	$1,448,474,544	$-

a)
This category includes investments in hedge funds that pursue multiple strategies to diversify risks and reduce volatility. Fund objectives are to seek above-average rates of return and long-term capital growth through investments, which are funds with a diversified portfolio of private investment entities and/or separately managed accounts managed by investment managers or achieve superior risk-adjusted capital appreciation over the long-term, generally through an investment, which invests in private investment funds and discretional managed accounts, structured notes, swaps or other similar products. The fair values of the investments in this category have been determined using the NAV per share of the fund(s).
b)
This category has an investment strategy to pursue a hybrid absolute return via portfolio managers, secondaries and co-investments with a flexible and opportunistic mandate tactically allocating capital to look to capitalize on market dislocations and inefficiencies. The opportunities are expected to fall within the following strategies: Niche Alternatives and Private Credit and Hedge Fund secondaries. The fair value of the investments in this category have been determined using the last sales price, for listed securities, and in accordance with the agreement terms for portfolio-managed investments, notes, swaps, and other similar products.
c)
The fund’s investment objective is to invest in highly attractive, select investment opportunities by maintaining investments through private investment entities and/or separately managed accounts with investment management professionals (each a Manager and collectively, the Managers) specializing in various alternative investment strategies. The Managers have broad investment experience and the ability to leverage their existing relationships with corporate management teams, investment banks, and other institutions to gain access to certain investment opportunities. As such, the Manager is presented with “best idea” investment opportunities, typically in asset classes where market dislocations or other events have created attractive investment opportunities. The Managers are not restricted in the investment strategies that they may employ across different asset classes and regions. The Manager anticipates that any number of strategies will be eligible for consideration for investment by the fund and the fund reserves the right to invest in any particular strategy or asset class it deems appropriate.

401(k) PLAN AS ADOPTED BY AVIDIA BANK

Notes to Financial Statements (continued)

December 31, 2025 and 2024

4. Investment - Plan Interest in the Trust

Effective April 14, 2025, the Company transferred the assets and related participant account balances from the Trust to the 401(k) Plan as Adopted by Avidia Bank; therefore, the Plan's investments were no longer in the Trust as of December 31, 2025. As of December 31, 2024, all of the Plan’s investments were in the Trust, which was established for the investment of assets of the Plan and several other member bank sponsored retirement plans. Each participating retirement plan has a divided interest in the Trust. The assets of the Trust are held by several custodians. The Trust allows for daily redemptions. The Plan does not have any unfunded commitments. The value of the Plan’s interest in the Trust is based on the beginning of year value of the Plan’s interest in the Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses plus the Plan’s portion of notes receivable from participants held as of the Plan year-end. At December 31, 2024, the Plan’s interest in the Trust was approximately 2.29%. Investment income and administrative expenses relating to the Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the net assets of the Trust:

	December 31, 2024
	Master Trust Balances	Plan's Interest in Master Trust Balances
ASSETS
Investments, at fair value:
Collective investment trusts:
Fixed income	$524,477,770	$1,386,487
Equity	866,114,825	22,372,299
Diversified	215,548,010	15,295,478
Total collective investment trusts	1,606,140,605	39,054,264

Equity securities	252,509,360	5,170,532
Mutual funds	150,095,062	1,052,141
Hedge funds	14,843,427	14,770
Certificates of deposit	9,009,306	405,100
Self-directed brokerage accounts	320,467	320,467
Total investments, at fair value	2,032,918,227	46,017,274

Cash and cash equivalents	105,466,825	2,422,354
Interest and dividends accrued on investments	29,031,975	251,253
Accounts receivable and prepaid benefits	591,367	-
Contributions receivable	500,000	-
Notes receivable from participants	9,685,828	732,029
Total assets	2,178,194,222	49,422,910

LIABILITIES
Accrued operating and other expenses	28,433,543	213,266
Net assets available for benefits	$2,149,760,679	$49,209,644

401(k) PLAN AS ADOPTED BY AVIDIA BANK

Notes to Financial Statements (continued)

December 31, 2025 and 2024

5. Group Annuity Contract

The Plan has entered into a fully benefit-responsive group annuity contract with Principal Life Insurance Company. The traditional investment contract is reflected in the financial statements at contract value as reported to the Plan by Principal Life Insurance Company. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The crediting interest rate is based on the rate in effect on the date of the deposit and is credited annually on the anniversary date of the deposit. The guaranteed investment contract does not permit the insurance company to terminate the agreement except under certain circumstances outlined in the contract.

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for a fully benefit-responsive investment contract because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

6. Tax Status

The Plan adopted the Principal Financial Group Pre-Approved Document for Savings Plans, which received an opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, stating that the written form of the underlying Plan document is qualified under Section 401(a) of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labor. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

401(k) PLAN AS ADOPTED BY AVIDIA BANK

Notes to Financial Statements (concluded)

December 31, 2025 and 2024

7. Party-In-Interest Transactions

The Plan's record keeper, Trustees, and Custodians, as well as the Company and Plan participants, and the auditor of the Plan’s financial statements, are each a “party-in-interest" to the Plan as defined by ERISA. Certain administrative functions are performed by employees and officers of the Bank for which no compensation was paid from the Plan. Certain Plan investments are in shares of Avidia Bancorp, Inc. common stock and contracts issued by Principal. The Plan also issues notes receivable from participants. For the Plan year ended December 31, 2025, fees paid to the Custodians amounted to $10,934. Expenses paid by the Plan to the Plan’s record keeper, Trustees, and Custodians represent party-in-interest transactions. As of December 31, 2025, the Plan held 554,198 shares of Avidia Bancorp, Inc. common stock.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Subsequent Events

For purposes of accrual or disclosure in these financial statements, the Company has evaluated subsequent events through the date of issuance of these financial statements.

401(k) PLAN AS ADOPTED BY AVIDIA BANK

Schedule H, Line 4i – Schedule of Assets (Held at End-of-Year)

Required for IRS Form 5500

EIN #04-3395834

Plan #002

December 31, 2025

(a)	(b) Identity of issuer, borrower, lessor or similar party.	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current value
		Pooled Separate Accounts
*	Principal Global Investors Trust Co	BLUE CHIP SEP ACCT-Z	**	$3,982,291
*	Principal Global Investors Trust Co	BOND MARKET INDEX SEP ACCT-Z	**	123,325
*	Principal Global Investors Trust Co	CORE FIX INC SEP ACCT-Z	**	947,703
*	Principal Global Investors Trust Co	DIV INC SEP ACCT-Z	**	6,192
*	Principal Global Investors Trust Co	DIVERSIFIED INTL SEP ACCT-Z	**	2,301,076
*	Principal Global Investors Trust Co	EQUITY INCOME SEP ACCT-Z	**	2,156,957
*	Principal Global Investors Trust Co	GLBL EMERG MARKETS SEP ACCT-Z	**	97,846
*	Principal Global Investors Trust Co	HIGH YIELD SEP ACCT-Z	**	4,608
*	Principal Global Investors Trust Co	INFLATION PROTECT SEP ACCT-Z	**	18,131
*	Principal Global Investors Trust Co	INTL EQUITY INDEX SEP ACCT-Z	**	297,931
*	Principal Global Investors Trust Co	LGCP S&P 500 INDEX SEP ACCT-Z	**	11,746,986
*	Principal Global Investors Trust Co	MIDCAP S&P 400 IDX SEP ACCT-Z	**	496,306
*	Principal Global Investors Trust Co	MIDCAP SEP ACCT-Z	**	15,380
*	Principal Global Investors Trust Co	MIDCAP VALUE I SEP ACCT-Z	**	6,135
*	Principal Global Investors Trust Co	REAL ESTATE SECS SEP ACCT-Z	**	35,374
*	Principal Global Investors Trust Co	SAM BALANCED SEP ACCT-Z	**	295,054
*	Principal Global Investors Trust Co	SAM CONS BALANCED SEP ACCT-Z	**	10,878
*	Principal Global Investors Trust Co	SAM CONS GROWTH SEP ACCT-Z	**	695,683
*	Principal Global Investors Trust Co	SAM FLEXIBLE INCOME SEP ACCT-Z	**	460,948
*	Principal Global Investors Trust Co	SAM STRAT GROWTH SEP ACCT-Z	**	881,340
*	Principal Global Investors Trust Co	SMCAP GROWTH I SEP ACCT-Z	**	4,002,020
*	Principal Global Investors Trust Co	SMCAP S&P 600 INDEX SEP ACCT-Z	**	105,356
*	Principal Global Investors Trust Co	SMCAP VALUE II SEP ACCT-Z	**	1,856,197
*	Principal Global Investors Trust Co	OVERSEAS SEP ACCT-Z	**	1,718,299

		Collective Investment Trusts
*	Principal Global Investors Trust Co	LIFETIME HYBR INC CIT Z	**	3,154,717
*	Principal Global Investors Trust Co	LIFETIME HYBR 2015 CIT Z	**	4,331
*	Principal Global Investors Trust Co	LIFETIME HYBR 2020 CIT Z	**	11,725
*	Principal Global Investors Trust Co	LIFETIME HYBR 2025 CIT Z	**	501,153
*	Principal Global Investors Trust Co	LIFETIME HYBR 2030 CIT Z	**	3,864,322
*	Principal Global Investors Trust Co	LIFETIME HYBR 2035 CIT Z	**	901,681
*	Principal Global Investors Trust Co	LIFETIME HYBR 2040 CIT Z	**	3,058,463
*	Principal Global Investors Trust Co	LIFETIME HYBR 2045 CIT Z	**	718,205
*	Principal Global Investors Trust Co	LIFETIME HYBR 2050 CIT Z	**	1,848,819
*	Principal Global Investors Trust Co	LIFETIME HYBR 2055 CIT Z	**	1,252,581
*	Principal Global Investors Trust Co	LIFETIME HYBR 2060 CIT Z	**	426,082
*	Principal Global Investors Trust Co	LIFETIME HYBR 2065 CIT Z	**	85,586
*	Principal Global Investors Trust Co	LIFETIME HYBR 2070 CIT Z	**	6,664

*	Principal Life Insurance Company	FIXED INC GUAR OPTION	**	2,485,328

	Schwab Funds	Brokerage Account: SELF-DIRECTED BROKERAGE ACCT	**	1,139,277

*	Avidia Bancorp Inc. Common Stock	Employer Security: AVIDIA BANCORP INC COMMON STK	**	9,316,060

*	Notes receivable from participants	Interest rates range from 4.25% to 9.50%; maturities through December 2030	-0-	732,792

				$61,769,802

* Represents a party-in-interest as defined by ERISA.

** Participant-directed investments for which historical cost information is not required to be presented.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Plan as Adopted by Avidia Bank

Date: June 29, 2026	By:	/s/ Thomas Doane
Thomas Doane
Executive Vice President, Human Resources

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDMP Assurance, LLP

101

Interactive Data Files Pursuant to Rule 405 of Regulation S‐T, formatted in Inline XBRL: (i) Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024, (ii) Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025, (iii) Notes to Financial Statements, (iv) Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)